Exhibit (a)(24)



Contact:  Vencor                               Abernathy/MacGregor Group
          W. Earl Reed, III                    Joele Frank/Judith Wilkinson
          (502) 596-7380                       (212) 371-5999

                 VENCOR COMPLETES TENDER OFFER FOR TRANSITIONAL

         LOUISVILLE, Kentucky (June 20, 1997) -- Vencor, Inc. (NYSE:VC) announced today that it has completed its cash tender offer for all of the outstanding shares of Transitional Hospitals Corporation (NYSE:THY) at a price of $16.00 per share in cash. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on June 19, 1997.

         As of the expiration of the tender offer, approximately 37,247,234 shares of Transitional's common stock, including shares tendered pursuant to Notices of Guaranteed Delivery, representing approximately 95.5% of Transitional's outstanding shares, had been tendered and accepted for payment. Vencor and Transitional will now proceed to complete a merger pursuant to which Vencor will acquire the remaining shares of Transitional for $16.00 per share in cash.

         The combination of Vencor and Transitional, which operates long-term acute care hospitals, advances the growth strategy of Vencor, the nation's largest full-service long-term healthcare provider. The combined company will have 58 hospitals, 314 skilled nursing centers, over 4,000 institutional customers for contract ancillary services, over 80,000 employees and pro forma annual revenues of approximately $3.3 billion.

         Vencor, a $3 billion long-term healthcare company, owns and operates a national network of hospitals, nursing centers and contract service providers in 46 states.